                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 30, 2002

                         Commission File Number 33-42485

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B. Name of issuer of securities held pursuant to the Plan and address of its principal executive office:

                              COMERICA INCORPORATED

                                Comerica Tower at

                               One Detroit Center

                               500 Woodward Avenue

                             Detroit, Michigan 48226

                 INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following financial statements, notes to financial statements, consents and exhibits are included in this Report:

     1.   Financial statements for the Plan consisting of:

          A.   Report of Independent Auditors.

          B.   Financial Statements

               1. Statements of Assets Available for Benefits as of December 30, 2002 and 2001.

               2. Statement of Changes in Assets Available for Benefits for the Year Ended December 30, 2002.

               3.   Notes to Financial Statements

          D.   Supplemental Schedules to Financial Statements.

     2.   Consent of Independent Auditors.

     3.   Section 906 Certification of Period Report.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                                  Comerica Incorporated
                                                  Preferred Savings Plan



                                                  By: /s/ Carol H. Rodriguez
                                                      ----------------------
                                                          Carol H. Rodriguez
                                                          Vice President,
                                                          Corporate Counsel and
                                                          Assistant Secretary
                                                          Comerica Incorporated


Dated: June 27, 2003

                                      INDEX


Name of Document

1.   Comerica Incorporated Preferred Savings

     Plan Financial Statements and Supplemental Schedules

     as of  December 30, 2002 and 2001 and Year Ended

     December 30, 2002.

     (Including Report of Independent Auditors).

2.   Consent of Ernst and Young LLP.

Exhibits
--------

99.1  Section 906 Certification of Periodic Report.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Comerica Incorporated Preferred Savings Plan

December 30, 2002 and 2001 and Year Ended December 30, 2002 with Report of Independent Auditors

                              Comerica Incorporated
                             Preferred Savings Plan

                 Financial Statements and Supplemental Schedules


                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002




                                    CONTENTS

Report of Independent Auditors..............................................   1

Financial Statements

Statements of Assets Available for Benefits.................................   2
Statement of Changes in Assets Available for Benefits.......................   3
Notes to Financial Statements...............................................   4

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............  11
Schedule H, Line 4j--Schedule of Reportable Transactions....................  12

                         Report of Independent Auditors


Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan

We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan (the "Plan") as of December 30, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits at December 30, 2002 and 2001 and the changes therein for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
May 30, 2003

               Comerica Incorporated Preferred Savings Plan

               Statements of Assets Available for Benefits

                                                                                 DECEMBER 30
                                                                          2002                   2001
                                                                 -------------------------------------------
ASSETS
Investments, at fair value:
  Mutual and money market funds                                  $       122,110,720     $      218,478,446
  Collective trust funds                                                 167,015,973             72,956,768
  Comerica Incorporated common stock                                     194,380,609            270,243,519
  Participant loans                                                       19,005,399             17,747,304
  Corporate stocks                                                                 -                301,494
                                                                 -------------------------------------------
Total investments                                                        502,512,701            579,727,531

Accrued income                                                             2,568,172              2,410,107
Contribution receivable                                                    2,066,000              8,264,000
                                                                 -------------------------------------------
Total assets                                                     $       507,146,873     $      590,401,638
                                                                 ===========================================


See accompanying notes.

                  Comerica Incorporated Preferred Savings Plan

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year Ended December 30, 2002


ADDITIONS
Participant contributions                                          $     45,416,657
Employer contributions                                                    8,429,449
Interest and dividend income                                             16,967,911
                                                                   -----------------
Total additions                                                          70,814,017

DEDUCTIONS
Distributions to participants                                            36,469,052
Loan fees                                                                   103,719
                                                                   -----------------
Total deductions                                                         36,572,771

Net depreciation in fair value of investments                          (117,496,011)
                                                                   -----------------
Net decrease                                                            (83,254,765)
Assets available for benefits:
  Beginning of year                                                     590,401,638
                                                                   -----------------
  End of year                                                      $    507,146,873
                                                                   =================


See accompanying notes.

                  Comerica Incorporated Preferred Savings Plan

                         Notes to Financial Statements

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



1.   DESCRIPTION OF THE PLAN

The Comerica Incorporated Preferred Savings Plan (the "Plan") is a defined contribution plan covering all eligible employees of Comerica Incorporated (the "Corporation") and certain subsidiaries.

On January 29, 2001, the Corporation acquired Imperial Bancorp. As a result, the assets from the Employee Stock Ownership Plan of Imperial Bancorp and the Salary Investment Plan of Imperial Bancorp transferred to the Plan on August 31, 2001 and September 17, 2001, respectively. Participants in the Imperial Bancorp Plans became eligible to contribute to the Plan as of July 1, 2001.

Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the pamphlet "Comerica Incorporated Preferred Savings Plan." Copies of this pamphlet are available from the Corporation's Human Resources Office.

Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50% and 20% in 2002 and 2001, respectively, of the participant's annual compensation or the IRS allowed maximum ($11,000, plus an additional $1,000 for participants over 50 years of age, in 2002 and $10,500 in
2001).

The Corporation will match a percentage of the first $3,000 of the participant's pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in the Corporation's common stock.

During 1999, the Plan was amended to add an Employee Stock Ownership Plan ("ESOP") provision to the Plan. Participants' investments in the Corporation's common stock, including vested corporate matching contributions, are held in an ESOP account and dividends earned on the stock are paid outside the Plan. Participants may elect to either reinvest the dividends in the Corporation's common stock within the Plan or receive the dividends as cash with their regular pay.

Contributions receivable represent amounts due from the Corporation under a performance match program, which rewards employees through a corporate contribution to the participants' accounts.

                  Comerica Incorporated Preferred Savings Plan

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



1.   DESCRIPTION OF THE PLAN (CONTINUED)

Participants direct the investment of their accounts, except the nonparticipant directed investment in the Corporation's common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Prior to the 2002 plan year, all employer matches and employer contributions were made in Comerica Incorporated common stock and permanently held in a restricted Comerica Incorporated common stock account. At the beginning of plan year 2002, the Plan was changed to provide that these employer matches and employer contributions are to be held in a restricted Comerica Incorporated common stock account until the end of the calendar year, when the assets held in such account become vested and unrestricted and, therefore, eligible to be reallocated to other fund options. Approximately $73.3 million of restricted common stock was transferred to unrestricted funds during the plan year ended December 30, 2002.

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of investments in the Corporation's common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.

The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants.

                  Comerica Incorporated Preferred Savings Plan

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:


                                                                        DECEMBER 30
                                                                 2002                 2001
                                                           --------------------------------------
Comerica S&P 500 Index Fund                                $      78,030,248    $               *
Munder Multi-Season Growth Fund                                            *           39,428,045
Munder Institutional S&P 500 Index Equity Fund                             *           69,302,342
Comerica Investment Contract Fund                                 88,985,725           72,956,768
Comerica Incorporated common stock                               194,380,609          270,243,519


* Less than 5%.

During 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

         Year ended December 30, 2002:
            Mutual and money market funds                                 $     (59,090,371)
            Collective trust funds                                                4,979,370
            Common stock                                                        (63,385,010)
                                                                          -----------------
                                                                          $    (117,496,011)
                                                                          =================

                  Comerica Incorporated Preferred Savings Plan

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



4.   NONPARTICIPANT-DIRECTED INVESTMENTS

The following information represents the net assets and the significant components of changes in net assets related to the nonparticipant-directed portion of the Comerica Incorporated common stock investment.

                                                                               DECEMBER 30
                                                                        2002                 2001
                                                                -------------------------------------
Investment, at fair value:
     Comerica Incorporated common stock                         $      4,893,961     $     73,285,735
                                                                =====================================


                                                                   YEAR ENDED
                                                                  DECEMBER 30,
                                                                      2002
                                                                ----------------
Changes in net assets:
     Employer contributions                                     $      6,405,968
     Interest and dividend income                                        107,173
     Distributions to participants                                       (16,616)
     Net depreciation in fair value of investments                    (1,602,564)
     Transfer of assets from restricted common
        stock account to unrestricted account                        (73,285,735)
                                                                ----------------
Decrease in net assets                                          $    (68,391,774)
                                                                ================


                  Comerica Incorporated Preferred Savings Plan

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



5.   TRANSACTIONS WITH PARTIES-IN-INTEREST

The following is a summary of transactions (at cost) with parties-in-interest:


                                                  COMERICA      MUNDER
                                    COMERICA     INVESTMENT      CASH         MUNDER         MUNDER      MUNDER INSTL.     MUNDER
                                  INCORPORATED    CONTRACT    INVESTMENT   MULTI-SEASON     500 INDEX    S&P 500 INDEX      BOND
                                  COMMON STOCK      FUND         FUND       GROWTH FUND       FUND           FUND           FUND
                                 ---------------------------------------------------------------------------------------------------
Balance at December 31, 2000     $ 167,008,995  $ 62,500,364  $         -  $ 45,435,436   $ 55,570,004   $          -   $  729,820
  Purchases in 2001                 32,889,722    28,305,779   52,851,097     4,628,387      3,510,291     74,800,284    2,403,111
  Sales in 2001                     19,409,454    13,215,099   52,851,097     7,136,215     58,651,185      8,322,093      607,373
  Transfer to/from funds                     -             -            -             -       (429,110)       429,110            -
                                 ---------------------------------------------------------------------------------------------------
Balance at December 30, 2001       180,489,263    77,591,044            -    42,927,608              -     66,907,301    2,525,558
  Purchases in 2002                 39,250,331    42,185,250   61,927,192     1,765,085              -     10,649,958    3,871,291
  Sales in 2002                     38,873,346    30,790,569   61,927,192     4,636,211              -     12,767,450    1,987,973
  Transfer to/from funds                     -             -            -   (40,056,482)             -    (64,789,809)           -
                                 ---------------------------------------------------------------------------------------------------
Balance at December 30, 2002     $ 180,866,248  $ 88,985,725  $         -  $          -   $          -   $          -   $4,408,876
                                 ===================================================================================================


                                     MUNDER
                                      SMALL         MUNDER        MUNDER         MUNDER          MUNDER INSTL.        MUNDER INSTL.
                                     COMPANY    EQUITY INCOME   LARGE CAP   U.S. GOVERNMENT   S&P SMALLCAP INDEX    S&P MIDCAP INDEX
                                   GROWTH FUND       FUND       VALUE FUND    INCOME FUND            FUND                 FUND
                                 ---------------------------------------------------------------------------------------------------
Balance at December 31, 2000      $14,923,578    $ 6,614,136   $         -     $ 7,296,467       $             -      $            -
  Purchases in 2001                 1,508,160              -     2,106,729       6,561,339                     -                   -
  Sales in 2001                    16,431,738              -     1,180,923       2,885,482                     -                   -
  Transfer to/from funds                    -     (6,614,136)    6,614,136               -                     -                   -
                                 ---------------------------------------------------------------------------------------------------
Balance at December 30, 2001                -              -     7,539,942      10,972,324                     -                   -
  Purchases in 2002                         -              -     1,808,156       8,743,124               378,060           8,033,517
  Sales in 2002                             -              -     1,543,629       4,018,779                52,578             789,690
  Transfer to/from funds                    -              -             -               -                     -                   -
                                 ---------------------------------------------------------------------------------------------------
Balance at December 30, 2002      $         -    $         -   $ 7,804,469    $ 15,696,669       $       325,482      $    7,243,827
                                 ===================================================================================================


                                   COMERICA
                                 S&P 500 INDEX
                                     FUND                  TOTAL
                                 -----------------------------------
Balance at December 31, 2000     $            -      $  360,078,800
  Purchases in 2001                           -         209,564,899
  Sales in 2001                               -         180,690,659
  Transfer to/from funds                      -                   -
                                 -----------------------------------
Balance at December 30, 2001                  -         388,953,040
  Purchases in 2002                   2,533,253         181,145,217
  Sales in 2002                       2,950,237         160,337,654
  Transfer to/from funds             73,609,185         (31,237,106)
                                 -----------------------------------
Balance at December 30, 2002     $   73,192,201      $  378,523,497
                                 ===================================




The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

                  Comerica Incorporated Preferred Savings Plan

                    Notes to Financial Statements (continued)

                         December 30, 2002 and 2001 and
                          Year Ended December 30, 2002



6.   TAX STATUS

The Plan has received determination letters from the Internal Revenue Service dated June 29, 1998 and December 1, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of these determination letters, new provisions in the Code were made and the Plan was amended accordingly. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service stating the Plan is qualified under the provisions of the Code. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated on Form 5500 to withdrawn participants at December 30, 2002 and 2001, respectively, were $1,422,494 and $1,866,414.

                             SUPPLEMENTAL SCHEDULES

                  Comerica Incorporated Preferred Savings Plan

                     EIN: 38-1998421       Plan Number: 002

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 30, 2002

                                                 DESCRIPTION OF INVESTMENT INCLUDING
   IDENTITY OF ISSUE, BORROWER,                   MATURITY DATE, RATE OF INTEREST,                                       CURRENT
      LESSOR OR SIMILAR PARTY                     COLLATERAL, PAR OR MATURITY VALUE                 COST                  VALUE
-----------------------------------------------------------------------------------------------------------------------------------
*Munder Mutual Funds                    Institutional S&P MidCap Index Fund--820,613 shares          **              $    6,507,462
                                        Institutional S&P SmallCap Index Fund--33,555 shares         **                     313,743
                                        Bond Fund--464,570 shares                                    **                   4,473,812
                                        Large Cap Value Fund--599,046 shares                         **                   5,918,573
                                        US Government Income Fund--1,520,881 shares                  **                  16,394,966

Liquidity Plus                          Money Market Fund--127,330 shares                            **                     127,330

AIM Funds                               AIM Basic Value Fund--405,571 shares                         **                   8,788,734
                                        AIM Blue Chip Fund--936,619 shares                           **                   8,382,738
                                        AIM Balanced Fund--510,065 shares                            **                  10,609,342

Neuberger Berman                        Genesis Fund--418,051 shares                                 **                  11,743,066

Janus Funds                             Janus Worldwide Investment Fund--293,800 shares              **                   9,378,111

Federated Funds                         Federated Growth Strategies Fund--288,418 shares             **                   5,393,424

Franklin Investments                    Franklin Rising Dividends Fund--519,784 shares               **                  12,490,411

MFS                                     MFS New Discovery Fund--889,714 shares                       **                  10,124,950

Putnam Investments                      Putnam International Growth--704,613 shares                  **                  11,464,058

*Comerica Collective Trust Funds        Investment Contract Fund--88,978,227 shares                  **                  88,985,725
                                        S&P 500 Index Fund--10,614,339 shares                        **                  78,030,248

*Comerica Incorporated                  Common stock--4,497,662 shares                         $ 180,866,248            194,380,609

*Participant Loans                      Interest rate range: 6% to 10.5%, with various
                                           maturity dates                                             -                  19,005,399
                                                                                               ------------------------------------


TOTAL INVESTMENTS                                                                                                   $   502,512,701
                                                                                                                    ===============



*Party-in-interest.
** Disclosure of historical cost information is not required for participant-directed investments.

                  Comerica Incorporated Preferred Savings Plan

                              Employer ID # 1998421
                                   Plan # 002

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the Year Ended December 30, 2002


                                       DESCRIPTION
                                        OF ASSET                                                               EXPENSE
                                   (INCLUDING INTEREST                                                        INCURRED
                                    RATE AND MATURITY         PURCHASE          SELLING       LEASE              WITH
                                   IN CASE OF A LOAN)          PRICE             PRICE        RENTAL         TRANSACTION*
---------------------------------------------------------------------------------------------------------------------------
Category (iii)--A series of
  transactions involving
  securities of the same issue
  which, when aggregated,
  involve an amount in excess
  of 5% of the current value
  of plan assets:


  Comerica Incorporated          Common Stock:
                                   227 purchases             $ 39,250,331
                                   340 sales                                   $ 57,516,692



                                                     CURRENT VALUE
                                                      OF ASSET ON
                                  COST OF             TRANSACTION           NET GAIN
                                   ASSET                  DATE               (LOSS)
---------------------------------------------------------------------------------------
Category (iii)--A series of
  transactions involving
  securities of the same issue
  which, when aggregated,
  involve an amount in excess
  of 5% of the current value
  of plan assets:


  Comerica Incorporated
                                  $ 39,250,331         $ 39,250,331
                                    38,873,346           57,516,692       $ 18,643,346


* The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.

There were no category i), ii), or iv) reportable transactions.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements listed below, of our report on the financial statements and supplemental schedules of Comerica Incorporated Preferred Savings Plan dated May 30, 2003 included in this Annual Report on Form 11-K for the year ended December 30, 2002:

       Registration Statement No. 33-42485 on Form S-8 dated August 29, 1991

       Registration Statement No. 33-49964 on Form S-8 dated July 23, 1992

       Registration Statement No. 33-49966 on Form S-8 dated July 23, 1992

       Registration Statement No. 33-53220 on Form S-8 dated October 13, 1992

       Registration Statement No. 333-00839 on Form S-8 dated February 9, 1996

       Registration Statement No. 333-24567 on Form S-8 dated April 4, 1997

       Registration Statement No. 333-50966 on Form S-8 dated November 30, 2000



Detroit, Michigan
June 23, 2003

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.         Description
-----------         -----------


   99.1             Section 906 Certification of Periodic Report